July 5, 2024 VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-0505 Re: VanEck ETF Trust – Fidelity Bond - (Bond No. 5544756 18 00) VanEck ETF Trust (the “Trust”), File No. 811-10325, in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund's fidelity bond for the 2024-2025 year: 1) A copy of the bond coverage for the Trust (the “Bond”) (attached as Exhibit A). 2) A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Trust (attached as Exhibit B). 3) A copy of a Joint Insured Agreement, by and between each series of the Trust, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C). 4) A statement showing the amount of the Bond (attached as Exhibit D). 5) The premium for the Bond has been paid through June 30, 2025. If you have any questions, please do not hesitate to contact me. Sincerely, /s/ Lawrence G. Altadonna Vice President and Treasurer VanEck ETF Trust

® 301 E. Fourth St., Cincinnati, OH 45202 Your Great American Insurance Policy Fidelity / Crime For Over Years 0790FIC (01/24) © 2024 Great American Insurance Company 800-545-4269 GAIG.com EXHIBIT AEEXHIBIT A

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 IMPORTANT NOTICE FIDELITY CRIME DIVISION CLAIMS Should this account have a potential claim situation, please contact: Fidelity & Crime Claims Department Great American Insurance Group Five Waterside Crossing Windsor, CT 06095 (860) 298-7330 (860) 688-8188 fax CrimeClaims@gaig.com SDM - 6 8 3 (Ed. 08/14)

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 10 11 16 (Page 1 of 2) FI 75 10 11 16 INVESTMENT COMPANY BOND GREAT AMERICAN INSURANCE COMPANY (A Stock Insurance Company, Herein Called the Underwriter) DECLARATIONS Bond No. FS 5544756 18 00 Item 1. Name of Insured (herein called Insured): VanEck ETF Trust Principal Address: 666 Third Avenue, 8th Floor New York,NY 10017 Item 2. Bond Period: from 12:01 a.m. on 06/30/2024 to 06/30/2025 12:01 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates. Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof, Amount applicable to Insuring Agreement (A)-Fidelity Limit of Liability $ 2,500,000 Deductible $ 0 Insuring Agreement (B)-On Premises $ 2,500,000 $ 5,000 Insuring Agreement (C)-In Transit $ 2,500,000 $ 5,000 Insuring Agreement (D)-Forgery or Alteration $ 2,500,000 $ 5,000 Insuring Agreement (E)-Securities $ 2,500,000 $ 5,000 Insuring Agreement (F)-Counterfeit Currency $ 2,500,000 $ 5,000 Insuring Agreement (G)-Stop Payment $ 100,000 $ 5,000 Insuring Agreement (H)-Uncollectible Items of Deposit $ 100,000 $ 5,000 Insuring Agreement (I)-Audit Expense $ 100,000 $ 5,000 Insuring Agreement (J)-Telefacsimile Transmissions $ 2,500,000 $ 5,000 Insuring Agreement (K)-Unauthorized Signatures $ 100,000 $ 5,000 Optional Insuring Agreements and Coverages Insuring Agreement (L)-Computer Systems $ 2,500,000 $ 5,000 Insuring Agreement (M)-Automated Phone Systems Insuring Agreement (N)-Fraudulent Transfer Instructions $ 2,500,000 $ Not Covered $ 5,000 $ N/A If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 10 11 16 (Page 2 of 2) Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are covered according to the terms of General Agreement A. All the Insured’ s offices or premises in existence at the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows: N/A Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto: See Form FI8801 Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bond(s) or Policy(ies) No.(s) FS 5544756 17 such termination or cancellation to be effective as of the time this Bond becomes effective.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 1 o f 13) FI 75 11 (Ed. 08/15) INVESTMENT COMPANY BOND The Underwriter, in consideration o f an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms o f this Bond, agrees wi th the Insured, in accordance with Insuring Agreements hereof to which an amount o f insurance is applicable as set for th in Item 3 o f the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for : INSURING AGREEMENTS FIDELITY (A) Loss resulting f rom any dishonest o r f raudu - lent act(s), including Larceny or Embezzlement committed by an Employee, committed any- where and whether committed alone or in collusion with others, including loss o f P rop - erty resulting f rom such acts o f an Employee, which Property is held by the Insured f o r any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Em - ployee with the manifest intent: (a) to cause the Insured to sustain such loss; and (b) to obtain financial benefit f o r the Em - ployee, or f o r any other person o r o r - ganization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, pro f i t sharing, pensions or other employee benefits earned in the normal course o f employment. ON PREMISES (B) Loss o f Property (occurring with or without negligence or violence) through robbery, bu r - glary, Larceny, theft, holdup, or other f raudu - lent means, misplacement, mysterious unex- plainable disappearance, damage thereto o r destruction thereof, abstraction o r removal f rom the possession, custody or control o f the Insured, and loss o f subscription, conver - sion, redemption or deposit privileges through the misplacement o r loss o f Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any o f f ices or premises located anywhere, except in an o f f i ce listed in Item 4 o f the Declarations or amendment thereof o r in the mail o r with a carrier f o r hire other than an armored motor vehicle company, f o r the p u r - pose o f transportation. Offices and Equipment (1) Loss o f o r damage to furnishings, f i x - tures, stationary, supplies or equipment, within any o f the Insured's o f f ices c o v - ered under this Bond caused by Larceny or thef t in, o r by burglary, robbery o r hold-up o f such of f ice, o r attempt thereat, o r by vandalism or malicious m is - chief; o r (2) loss through damage to any such o f f i ce by Larceny or thef t in, o r by burglary, r o b - bery or hold-up o f such o f f i ce or attempt thereat. IN TRANSIT (C) Loss o f Property (occurring with or without negligence or violence) through robbery, Lar - ceny, theft, hold-up, misplacement, myster i - ous unexplainable disappearance, being lost o r otherwise made away with, damage thereto or destruction thereof, and loss o f subscription, conversion, redemption or deposit privileges through the misplacement or loss o f Property, while the Property is in transit anywhere in the custody o f any person or persons acting as messenger, except while in the mail o r with a carrier f o r hire, other than an armored motor vehicle company, f o r the purpose o f t rans- portation, such transit to begin immediately upon receipt o f such Property by the t rans- porting person o r persons, and to end imme- diately upon delivery thereof at destination.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 2 o f 13) FORGERY OR ALTERATION (D) Loss through FORGERY or ALTERATION of , on or in any bills o f exchange, checks, drafts, acceptances, certificates o f deposit, p romis - sory notes, o r other writ ten promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters o f credit, w r i t - ten instructions, advices o r applications d i - rected to the Insured, authorizing or acknowl - edging the transfer, payment, delivery or r e - ceipt o f funds or Property, which instructions or advices o r applications purport to have been signed or endorsed by any customer o f the Insured, shareholder o r subscriber to shares, whether certificated or uncertificated, o f any Investment Company or by any financial o r banking institution o r s tock -broker but which instructions, advices or applications e i - ther bear the forged signature or Endorse- ment or have been altered without the k now l - edge and consent o f such customer, shareholder or subscriber to shares, whether certificated o r uncertificated, o f an Invest- ment Company, financial o r banking institution or stockbroker, withdrawal orders or receipts f o r the withdrawal o f funds or Property, o r receipts or certificates o f deposit f o r P rop - erty and bearing the name o f the Insured as issuer, o r o f another Investment Company f o r which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether o r not c o v - erage f o r Insuring Agreement (F) is provided f o r in the Declarations o f this Bond. Any check o r draft (a) made payable to a fictitious payee and endorsed in the name o f such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent o f such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures. SECURITIES (E) Loss sustained by the Insured, including loss sustained by reason o f a violation o f the c o n - stitution, by-laws, rules or regulations o f any Self Regulatory Organization o f which the In - sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations o f any Self Regulatory Organization i f the Insured had been a member thereof, (1) through the Insured's having, in good faith and in the course o f business, whether f o r its own account o r f o r the account o f others, in any representative, fiduciary, agency or any other capacity, either g ra - tuitously or otherwise, purchased or o t h - erwise acquired, accepted or received, o r sold or delivered, o r given any value, e x - tended any credit o r assumed any liability, on the faith o f , o r otherwise acted upon, any securities, documents or other wri t ten instruments which prove to have been (a) counterfeited, o r (b) fo rged as to the signature o f any maker, drawer, issuer, endorser, as - signor, lessee, transfer agent or reg is - trar, acceptor, surety or guarantor o r as to the signature o f any person signing in any other capacity, o r (c) raised or otherwise altered, or lost, o r stolen, o r (2) through the Insured's having, in good faith and in the course o f business, guaranteed in writing or witnessed any signatures whether f o r valuable consideration or not and whether or not such guaranteeing o r witnessing is ultra vires the Insured, upon any transfers, assignments, bills o f sale, powers o f attorney, guarantees, Endorse- ments or other obligations upon or in connection with any securities, documents or other wri t ten instruments and which pass or purport to pass title to such s e - curities, documents or other wri tten i n - struments; EXCLUDING, losses caused by FORGERY or ALTERATION o f , on o r in those instruments covered under Insuring Agreement (D) hereof. Securities, documents or other wri tten instru- ments shall be deemed to mean original (in- cluding original counterparts) negotiable o r non- negotiable agreements which in and o f themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 3 o f 13) course o f business, transferable by delivery o f such agreements with any necessary En- dorsement or assignment. The word "counterfeited" as used in this In - suring Agreement shall be deemed to mean any security, document or other writ ten i n - strument which is intended to deceive and to be taken f o r an original. Mechanically reproduced facsimile signatures are treated the same as handwritten signa- tures. COUNTERFEIT CURRENCY (F) Loss through the receipt by the Insured, in good faith, o f any counterfeited money o r - ders or altered paper currencies or coin o f the United States o f America or Canada issued or purporting to have been issued by the United States o f America or Canada or issued pursuant to a United States o f America or Canadian statute f o r use as currency. STOP PAYMENT (G) Loss against any and all sums which the In - sured shall become obligated to pay by reason o f the Liability imposed upon the Insured by law f o r damages: For having either complied with or failed to comply with any writ ten notice o f any cus - tomer, shareholder o r subscriber o f the In - sured o r any Authorized Representative o f such customer, shareholder or subscriber to stop payment o f any check or draft made o r drawn by such customer, shareholder o r sub - scriber or any Authorized Representative o f such customer, shareholder o r subscriber, o r For having refused to pay any check or draf t made or drawn by any customer, shareholder or subscriber o f the Insured, o r any Au tho - rized Representative o f such customer, shareholder o r Subscriber. UNCOLLECTIBLE ITEMS OF DEPOSIT (H) Loss resulting f rom payments o f dividends or fund shares, o r withdrawals permitted f r o m any customer's, shareholder's or subscriber's account based upon Uncollectible items o f Deposit o f a customer, shareholder or sub - scriber credited by the Insured o r the In - sured's agent to such customer's, sharehol- der's o r subscriber's Mutual Fund Account: o r loss resulting f rom any item o f Deposit p r o - cessed through an Automated Clearing House which is reversed by the customer, sharehol- der or subscriber and deemed uncollectible by the Insured. Loss includes dividends and interest accrued not to exceed 15% o f the Uncollectible items which are deposited. This Insuring Agreement applies to all Mutual Funds with "exchange privileges" i f all Fund(s) in the exchange program are insured by a Great American Insurance Company o f Cin- cinnati, OH f o r Uncollectible Items o f Deposit. Regardless o f the number o f transactions b e - tween Fund(s) the minimum number o f days o f deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin f rom the date a deposit was f i rs t c re d - ited to any Insured Fund(s). AUDIT EXPENSE (I) Expense incurred by the Insured f o r that part o f the costs o f audits or examinations r e - quired by any governmental regulatory au - thority to be conducted either by such au - thority o r by an independent accountant by reason o f the discovery o f loss sustained by the Insured through any dishonest or fradulent act(s), including Larceny or Embezzlement o f any o f the Employees. The total liability o f the Underwriter f o r such expense by reason o f such acts o f any Employee or in which such Employee is concerned or implicated or with respect to any one audit o r examination is limited to the amount stated opposite Audit Expense in Item 3 o f the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement o f one or more o f the Employees and the liability under this paragraph shall be in addition to the Limit o f Liability stated in Insuring Agreement (A) in Item 3 o f the Declarations. TELEFACSIMILE TRANSMISSIONS (J) Loss resulting by reason o f the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, o r given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmis- sion directed to the Insured, authorizing o r

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 4 o f 13) acknowledging the transfer, payment, o r d e - livery o f funds or property, the establishment o f a credit, debiting o f any account, o r the giving o f value by the Insured, but only i f such telefacsimile instructions: (1) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key f o r Telefacsimile instruc- tions in the ordinary course o f business, but which test key has been wrongful ly obtained by a person who was not au- thorized to initiate, make, validate or au - thenticate a test key arrangement; and (2) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are t rans - mitted without the knowledge or consent o f such customer or financial institution by a person other than such customer or f i - nancial institution and which bear a forged signature. "Telefacsimile" means a system o f t rans - mitting wri tten documents by electronic signals over telephone lines to equipment maintained by the Insured within its c o m - munication room f o r the purposes o f r e - producing a copy o f said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, o r Automated Clearing House. UNAUTHORIZED SIGNATURES (K) Loss resulting directly f rom the Insured having accepted, paid or cashed any check or w i t h - drawal order, draft, made or drawn on a c us - tomer's account which bears the signature o r Endorsement o f one other than a person whose name and signature is on the appl ica- tion on fi le with the Insured as a signatory on such account. It shall be a condition precedent to the I n - sured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are au - thorized signatories on such account. GENERAL AGREEMENTS (A) ADDITIONAL OFFICES OR EMPLOYEES- CON- SOLIDATION OR MERGER-NOTICE (1) I f the Insured shall, while this Bond is in force, establish any additional o f f i ce or of f ices, such o f f i c e or o f f i ces shall be automatically covered hereunder f rom the dates o f their establishment, respectively. No notice to the Underwriter o f an i n - crease during any premium period in the number o f o f f ices or in the number o f Employees at any o f the o f f ices covered hereunder need be given and no additional premium need be paid f o r the remainder o f such premium period. (2) I f an Investment Company, named as In - sured herein, shall, while this Bond is in force, merge or consolidate with, or p u r - chase the assets o f another institution, coverage f o r such acquisition shall apply automatically f rom the date o f acquisition. The Insured shall noti fy the Underwriter o f such acquisition within 6 0 days o f said date, and an additional premium shall be computed only i f such acquisition involves additional of f i ces or employees. WARRANTY (B) No statement made by or on behalf o f the Insured, whether contained in the application or otherwise, shall be deemed to be a w a r - ranty o f anything except that it is true to the best o f the knowledge and belief o f the p e r - son making the statement. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or C ov - erages now or hereafter forming part o f this Bond) (C) The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in d e - fense, whether or not successful, whether o r not fully litigated on the merits and whether or not settled o f any suit o r legal proceeding brought against the Insured to enforce the lnsured's liability or alleged liability on account

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 5 o f 13) o f any loss, claim or damage which, i f estab- lished against the Insured, would constitute a loss sustained by the Insured covered under the terms o f this Bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that (1) an Employee admits to being guilty o f any dishonest o r fraudulent act(s), including Larceny o r Embezzlement; o r (2) an Employee is adjudicated to be guilty o f any dishonest or fraudulent act(s), including Larceny or Embezzlement; (3) in the absence o f (1) or (2) above an a r - bitration panel agrees, after a review o f an agreed statement o f facts, that an E m - ployee would be found guilty o f d i s - honesty i f such Employee were prosecu t - ed. The Insured shall promptly give notice to the Underwriter o f any such suit o r legal p r o - ceeding and at the request o f the Underwriter shall furnish it with copies o f all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Under - wri ter to conduct the defense o f such suit o r legal proceeding, in the Insured's name, through attorneys o f the Underwriter's selec - tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense o f such suit o r legal p r o - ceeding. I f the Insured's liability o r alleged liability is greater than the amount recoverable under this Bond, or i f a Deductible Amount is a p - plicable, the liability o f the Underwriter under this General Agreement is limited to that p e r - centage o f litigation expense determined by pro ration o f the Bond limit o f liability to the amount claimed, after the application o f any deductible. This litigation expense will be in addition to the Limit o f Liability f o r the a p - plicable Insuring Agreement. FORMER EMPLOYEE (D) Acts o f Employee, as defined in this Bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee o f the Insured be discovered subsequent to the termination o f employment, coverage would still apply under Insuring Agreement (A) i f the direct proximate cause o f the loss occurred while the former Employee performed duties within the scope o f his/her employment. THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS: SECTION 1. DEFINITIONS The following terms, as used in this Bond, shall have the respective meanings stated in this S ec - tion: (a) Employee means: (1) any o f the Insured's of f icers , partners, o r employees, and (2) any o f the o f f icers or employees o f any predecessor o f the Insured whose pr inc i - pal assets are acquired by the Insured by consolidation or merger with, o r purchase o f assets o f capital stock o f such p r e - decessor, and (3) attorneys retained by the Insured to p e r - fo rm legal services f o r the Insured and the employees o f such attorneys while such attorneys or the employees o f such a t to r - neys are performing such services f o r the Insured, and (4) guest students pursuing their studies o r duties in any o f the Insured's off ices , and (5) directors o r trustees o f the Insured, the investment advisor, underwriter (distribu- tor), transfer agent, or shareholder a c - counting record keeper, or administrator authorized by wri tten agreement to keep financial and/or other required records, but only while performing acts coming within the scope o f the usual duties o f an o f f i ce r o r employee or while acting as a member o f any committee duly elected o r

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 6 o f 13) appointed to examine o r audit o r have custody o f o r access to the Property o f the Insured, and (6) any individual o r individuals assigned to per form the usual duties o f an employee within the premises o f the Insured by contract, o r by any agency furnishing temporary personnel on a contingent o r part - t ime basis, and (7) each natural person, partnership or c o r - poration authorized by wri tten agreement with the Insured to perform services as electronic data processor o f checks o r other accounting records o f the Insured, but excluding any such processor who acts as transfer agent o r in any other agency capacity in issuing checks, draf ts or securities f o r the Insured, unless i n - cluded under Sub-section (9) hereof, and (8) those persons so designated in section 15, Central Handling o f Securities, and (9) any o f f i cer , partner o r Employee o f (a) an investment advisor, (b) an underwriter (distributor), (c) a transfer agent o r shareholder a c - counting record-keeper , o r (d) an administrator authorized by wri t ten agreement to keep financial and/or other required records, f o r an Invest- ment Company, named as Insured while performing acts coming within the scope o f the usual duties o f an o f f i ce r or Employee o f any Investment C o m - pany named as Insured herein, or while acting as a member o f any committee duly elected or appointed to examine or audit o r have custody o f o r access to the Property o f any such Invest- ment Company provided that only Em - ployees o r partners o f a transfer agent, shareholder accounting rec o r d - keeper or administrator which is an affiliated person as defined in the In - vestment Company Act o f 1940, o f an Investment Company named as Insured, or is an affiliated person o f the a d - viser, underwriter o r administrator o f such Investment Company, and which is not a bank, shall be included within the definition o f Employee. Each employer o f temporary person - nel or processors as set for th in Sub- Sections (6) and (7) o f Section 1 (a) and their partners, o f f i cers and e m - ployees shall collectively be deemed to be one person f o r all the purposes o f this Bond, excepting, however, the last paragraph o f Section 13. Brokers, o r other agents under contract o r r ep re - sentatives o f the same general char - acter shall not be considered Employ - ees. (b) Property means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bu l - lion, precious metals o f all kinds and in any fo rm and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences o f debts, debentures, scrip, c e r t i f - icates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills o f exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills o f lading, conditional sales contracts, abstracts o f title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments o f such Policies, mortgages and instruments, and other valuable papers, includ- ing books o f account and other records used by the Insured in the conduct o f its business, and all other instruments similar to or in the nature o f the foregoing including Electronic Representations o f such Instruments enumer- ated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired o r should have acquired an interest by reason o f a p r e - decessor's declared financial condition at the time o f the Insured's consolidation o r merge with, o r purchase o f the principal assets o f , such predecessor or which are held by the Insured f o r any purpose or in any capacity and whether so held by the Insured f o r any p u r - pose or in any capacity and whether so held gratuitously o r not and whether o r not the Insured is liable therefor. (c) Forgery means the signing o f the name o f another with the intent to deceive; it does not include the signing o f one's own name with or without authority, in any capacity, or f o r any purpose.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 7 o f 13) (d) Larceny and Embezzlement as it applies to any named Insured means those acts as set fo r th in Section 3 7 o f the Investment Company Act o f 1940. (e) Items o f Deposit means any one o r more checks and drafts. SECTION 2. EXCLUSIONS THIS BOND DOES NOT COVER: (a) loss ef fected directly o r indirectly by means o f forgery or alteration o f , on or in any i n - strument, except when covered by Insuring Agreement (A), (D), (E) o r (F). (b) loss due to riot or civil commotion outside the United States o f America and Canada; or loss due to military, naval o r usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge o f such riot, civil commotion, military, naval o r usurped power, war o r insurrection on the part o f any person acting f o r the Insured in initiating such transit. (c) loss, in time o f peace or war, directly o r indirectly caused by or resulting f rom the e f - fects o f nuclear fission or fusion or radioac- tivity; provided, however, that this paragraph shall not apply to loss resulting f rom industrial uses o f nuclear energy. (d) loss resulting f rom any wrongful act o r acts o f any person who is a member o f the Board o f Directors o f the Insured or a member o f any equivalent body by whatsoever name known unless such person is also an E m - ployee or an elected off icial, partial owner o r partner o f the Insured in some other capacity, nor, in any event, loss resulting f rom the act or acts o f any person while acting in the capacity o f a member o f such Board o r equivalent body. (e) loss resulting f rom the complete o r partial nonpayment o f , o r default upon, any loan or transaction in the nature o f , o r amounting to, a loan made by or obtained f rom the Insured or any o f its partners, directors or Employees, whether authorized o r unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree - ment (A), (E) or (F). (f) loss resulting f rom any violation by the In - sured or by any Employee (1) o f law regulating (a) the issuance, purchase or sale o f securities, (b) securities t rans- actions upon Security Exchanges or over the counter market, (c) Investment C o m - panies, o r (d) Investment Advisors, o r (2) o f any rule or regulation made pursuant to any such law. unless such loss, in the absence o f such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E). (g) loss o f Property or loss o f privileges through the misplacement or loss o f Property as set for th in Insuring Agreement (C) o r (D) while the Property is in the custody o f any armored motor vehicle company, unless such loss shall be in excess o f the amount recovered o r received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said a r - mored motor vehicle company f o r the benefit o f users o f its service, and (c) all other insur- ance and indemnity in fo rce in whatsoever fo rm carried by or f o r the benefit o f users o f said armored motor vehicle company's s e r - vice, and then this Bond shall cover only such excess. (h) potential income, including but not limited to interest and dividends, not realized by the In - sured because o f a loss covered under this Bond, except as included under Insuring Agreement (I). (i) all damages o f any type f o r which the Insured is legally liable, except direct compensatory damages arising f rom a loss covered under this Bond. (j) loss through the surrender o f Property away f rom an o f f i c e o f the Insured as a result o f a threat (1) to do bodily harm to any person, except loss o f Property in transit in the custody o f any person acting as messenger p r o -

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 8 o f 13) vided that when such transit was initiated there was no knowledge by the Insured o f any such threat, o r (2) to do damage to the premises or Property o f the Insured, except when covered u n - der Insuring Agreement (A). (k) all costs, fees and other expenses incurred by the Insured in establishing the existence o f o r amount o f loss covered under this Bond un - less such indemnity is provided f o r under In - suring Agreement (I). (l) loss resulting f rom payments made or w i t h - drawals f rom the account o f a customer o f the Insured, shareholder o r subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor o r r ep re - sentative o f such person, who is within the premises o f the drawee bank o f the Insured or within the o f f i ce o f the Insured at the time o f such payment or withdrawal o r unless such payment is covered under Insuring Agreement (A). (m) any loss resulting f rom Uncollectible Items o f Deposit which are drawn f rom a financial i n - stitution outside the f i f t y states o f the United States o f America, District o f Columbia, and territories and possessions o f the United States o f America, and Canada. SECTION 3. ASSIGNMENT OF RIGHTS This Bond does not a f ford coverage in favor o f any Employers o f temporary personnel or o f processors as set fo r th in sub-sections (6) and (7) o f Section 1(a) o f this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account o f any loss through dishonest o r fraudulent act(s) including Larceny or Embezzle- ment committed by any o f the partners, o f f i ce rs or employees o f such Employers, whether acting alone or in collusion with others, an assignment o f such o f the Insured's rights and causes o f action as it may have against such Employers by reason o f such acts so committed shall, to the extent o f such payment, be given by the Insured to the Underwriter, and the Insured shall execute all p a - pers necessary to secure to the Underwriter the rights herein provided for . SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS This Bond is f o r the use and benefit only o f the Insured named in the Declarations and the Under- wri ter shall not be liable hereunder f o r loss sus - tained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's p roo f o f loss. At the earliest practicable moment after d i s - covery o f any loss hereunder the Insured shall give the Underwriter wri t ten notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative p roo f o f loss with full particulars. I f claim is made under this Bond f o r loss o f securities or shares, the Underwriter shall not be liable unless each o f such securities or shares is identified in such p roo f o f loss by a certificate or Bond number or, where such securities o r shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and p roo f o f loss within which to investigate the claim, and this shall apply n o t - withstanding the loss is made up wholly or in part o f securities o f which duplicates may be obtained. Legal proceedings f o r recovery o f any loss he re - under shall not be brought pr ior to the expiration o f sixty days after such p roo f o f loss is fi led with the Underwriter nor after the expiration o f twenty - fou r months f rom the discovery o f such loss, except that any action o r proceeding to recover hereunder on account o f any judgment against the Insured in any suit mentioned in Gen- eral Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within tw e n - t y - f o u r months f rom the date upon which the judgment in such suit shall become final. I f any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period o f limitation p e r - mitted by such law. Discovery occurs when the Insured (a) becomes aware o f facts, o r (b) receives writ ten notice o f an actual or po ten - tial claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to a s - sume that a loss covered by the Bond has been o r will be incurred even though the exact amount o r details o f loss may not be then known.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 9 o f 13) SECTION 5. VALUATION OF PROPERTY The value o f any Property, except books o f a c - counts or other records used by the Insured in the conduct o f its business, f o r the loss o f which a claim shall be made hereunder, shall be de te r - mined by the average market value o f such P rop - erty on the business day next preceding the d i s - covery o f such loss; provided, however, that the value o f any Property replaced by the Insured prior to the payment o f claim therefor shall be the actual market value at the time o f replace- ment; and further provided that in case o f a loss or misplacement o f interim certificates, warrants, rights, o r other securities, the production which is necessary to the exercise o f subscription, c o n - version, redemption o r deposit privileges, the value thereof shall be the market value o f such privileges immediately preceding the expiration thereof i f said loss or misplacement is not d i s - covered until after their expiration. I f no market price is quoted f o r such Property or f o r such privileges, the value shall be f ixed by agreement between the parties or by arbitration. In case o f any loss or damage to Property c o n - sisting o f books o f accounts or other records used by the Insured in the conduct o f its business, the Underwriter shall be liable under this Bond only i f such books or records are actually r e p r o - duced and then f o r not more than the cost o f blank books, blank pages or other materials plus the cost o f labor f o r the actual transcription or copying o f data which shall have been furnished by the Insured in order to reproduce such books and other records. SECTION 6. VALUATION OF PREMISES AND FURNISHINGS In case o f damage to any o f f i ce o f the Insured, o r loss o f o r damage to the furnishings, fixtures, stationary, supplies, equipment, safes o r vaults therin, the Underwriter shall not be liable f o r more than the actual cash value thereof, o r f o r more than the actual cost o f their replacement o r repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. I f the Underwriter and the Insured can - not agree upon such cash value or such cost o r replacement or repair, such shall be determined by arbitration. SECTION 7. LOST SECURITIES I f the Insured shall sustain a loss o f securities the total value o f which is in excess o f the limit stated in Item 3 o f the Declarations o f this Bond, the liability o f the Underwriter shall be limited to payment for , o r duplication o f , securities having value equal to the limit stated in Item 3 o f the Declarations o f this Bond. I f the Underwriter shall make payment to the In - sured f o r any loss o f securities, the Insured shall thereupon assign to the Underwriter all o f the Insured's rights, title and interests in and to said securities. With respect to securities the value o f which do not exceed the Deductible Amount (at the time o f the discovery o f the loss) and f o r which the Underwriter may at its sole discretion and option and at the request o f the Insured issue a Lost Instrument Bond or Bonds to e f fec t replacement thereof, the Insured wil l pay the usual premium charged therefor and will indemnify the Under- wri ter against all loss or expense that the Under- wri ter may sustain because o f the issuance o f such Lost Instrument Bond or Bonds. With respect to securities the value o f which exceeds the Deductible Amount (at the time o f discovery o f the loss) and f o r which the Under- wri ter may issue or arrange f o r the issuance o f a Lost Instrument Bond or Bonds to e f fec t replace- ment thereof, the Insured agrees that it will pay as premium therefor a proport ion o f the usual p r e - mium charged therefor, said proport ion being equal to the percentage that the Deductible Amount bears to the value o f the securities upon discovery o f the loss, and that it will indemnify the issuer o f said Lost Instrument Bond or Bonds against all loss and expense that is not recove r - able f rom the Underwriter under the terms and conditions o f this INVESTMENT COMPANY BOND subject to the Limit o f Liability hereunder. SECTION 8. SALVAGE In case o f recovery, whether made by the Insured or by the Underwriter, on account o f any loss in excess o f the Limit o f Liability hereunder plus the Deductible Amount applicable to such loss f r o m any source other than suretyship, insurance, r e - insurance, security o r indemnity taken by or f o r the benefit o f the Underwriter, the net amount o f such recovery, less the actual costs and expenses o f making same, shall be applied to reimburse the

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 10 o f 13) Insured in ful l f o r the excess portion o f such loss, and the remainder, i f any, shall be paid f i rs t in reimbursement o f the Underwriter and the re - after in reimbursement o f the Insured f o r that part o f such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided f o r herein. SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY At all times pr ior to termination hereof this Bond shall continue in force f o r the limit stated in the applicable sections o f Item 3 o f the Declarations o f this Bond notwithstanding any previous loss f o r which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless o f the number o f years this Bond shall continue in fo rce and the number o f premiums which shall be payable or paid, the liability o f the Underwriter under this Bond with respect to all loss resulting f o rm (a) any one act o f burglary, robbery or hold-up, or attempt thereat, in which no Partner o r Employee is concerned or implicated shall be deemed to be one loss, o r (b) any one unintentional o r negligent act on the part o f any one person resulting in damage to or destruction or misplacement o f Property, shall be deemed to be one loss, o r (c) all wrongful acts, other than those specified in (a) above, o f any one person shall be deemed to be one loss, o r (d) all wrongfu l acts, other than those specified in (a) above, o f one or more persons (which dishonest act(s) or act(s) o f Larceny or E m - bezzlement include, but are not limited to, the failure o f an Employee to report such acts o f others) whose dishonest act or acts intention- ally or unintentionally, knowingly or unknowin - gly, directly o r indirectly, aid or aids in any way, or permits the continuation o f , the d i s - honest act o r acts o f any other person o r persons shall be deemed to be one loss with the act o r acts o f the persons aided, o r (e) any one casualty o r event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit o f Liability stated in Item 3 o f the Declarations o f this Bond irrespective o f the total amount o f such loss or losses and shall not be cumulative in amounts f rom year to year or f rom period to period. Sub-section (c) is not applicable to any situation to which the language o f sub-section (d) applies. SECTION 10. LIMIT OF LIABILITY With respect to any loss set fo r th in the PRO- VIDED clause o f Section 9 o f this Bond which is recoverable o r recovered in whole o r in part under any other Bonds or Policies issued by the Underwriter to the Insured or to any predecessor in interest o f the Insured and terminated or can - celled or allowed to expire and in which the p e - riod f o r discovery has not expired at the time any such loss thereunder is discovered, the total l i - ability o f the Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, f o r any such loss i f the latter amount be the larger. SECTION 11. OTHER INSURANCE I f the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only f o r such amount o f such loss which is in excess o f the amount o f such other insurance or suretyship, not exceeding, however, the Limit o f Liability o f this Bond a p - plicable to such loss. SECTION 12. DEDUCTIBLE The Underwriter shall not be liable under any o f the Insuring Agreements o f this Bond on account o f loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) o f Section 9, Non-Reduction And Nonaccumulation Of Liability And Total Liabil- ity, unless the amount o f such loss, after deduct - ing the net amount o f all reimbursement and/or recovery obtained or made by the insured, other than f rom any Bond or Policy o f insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter o f such loss, shall exceed the Deductible Amount set for th in Item 3 o f the Declarations hereof (herein called Deduct -

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 11 o f 13) ible Amount) and then f o r such excess only, but in no event f o r more than the applicable Limit o f Liability stated in Item 3 o f the Declarations. The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set for th in Section 7. There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In - vestment Company named as Insured herein. SECTION 13. TERMINATION The Underwriter may terminate this Bond as an entirety by furnishing wri tten notice specifying the termination date which cannot be prior to 9 0 days after the receipt o f such wri t ten notice by each Investment Company named as Insured and the Securities and Exchange Commission, Wash - ington, D.C. The Insured may terminate this Bond as an entirety by furnishing writ ten notice to the Underwriter. When the Insured cancels, the In - sured shall furnish writ ten notice to the Securities and Exchange Commission, Washington, D.C. pr ior to 9 0 days before the ef fective date o f the t e r - mination. The Underwriter shall noti fy all other Investment Companies named as Insured o f the receipt o f such termination notice and the t e r - mination cannot be effective prior to 9 0 days after receipt o f wri tten notice by all other Invest- ment Companies. Premiums are earned until the termination date as set for th herein. This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over o f such Insured by a receiver or other liquidator o r by State or Federal officials, or immediately upon the filing o f a petition under any State or Federal statute relative to bankruptcy or reorganization o f the Insured, o r assignment f o r the benefit o f creditors o f the Insured, o r immediately upon such Insured ceasing to exist, whether through merger into another entity, o r by disposition o f all o f its assets. This Bond will terminate as to any registered management investment company upon the e x - piration o f 9 0 days after wri t ten notice has been given to the Securities and Exchange Commission, Washington, D.C. The Underwriter shall refund the unearned p r e - mium computed as short rates in accordance with the standard short rate cancellation tables i f t e r - minated by the Insured or p ro rata i f terminated f o r any other reason. This Bond shall terminate (a) as to any Employee as soon as any partner, o f f i ce r o r supervisory Employee o f the In - sured, who is not in collusion with such E m - ployee, shall learn o f any dishonest or f raudu - lent act(s), including Larceny or Embezzlement on the part o f such Employee without p re j u - dice to the loss o f any Property then in transit in the custody o f such Employee and upon the expiration o f ninety (90) days after wri t ten notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, o r (b) as to any Employee 9 0 days after receipt by each Insured and by the Securities and E x - change Commission o f a wri tten notice f r o m the Underwriter o f its desire to terminate this Bond as to such Employee, o r (c) as to any person, who is a partner, o f f i ce r o r employee o f any Electronic Data Processor covered under this Bond, f rom and after the time that the Insured or any partner or o f f i ce r thereof not in collusion with such person shall have knowledge o f information that such p e r - son has committed any dishonest o r f raudu - lent act(s), including Larceny or Embezzlement in the service o f the Insured or otherwise, whether such act be committed before o r after the time this Bond is effective. SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION At any time prior to the termination or cancella- tion o f this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period o f 1 2 months within which to discover loss sustained by the Insured prior to the effective date o f such termination o r cancellation and shall pay an additional premium therefor. Upon receipt o f such notice f rom the Insured, the Underwriter shall give its writ ten consent thereto: provided, however, that such additional period o f time shall terminate immediately;

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 12 o f 13) (a) on the ef fective date o f any other insurance obtained by the Insured, its successor in busi - ness or any other party, replacing in whole o r in part the insurance afforded by this Bond, whether or not such other insurance provides coverage f o r loss sustained prior to its e f - fective date, o r (b) upon takeover o f the Insured's business by any State or Federal off ic ial o r agency, o r by any receiver or liquidator, acting or appointed f o r this purpose without the necessity o f the Underwriter giving notice o f such termination. In the event that such additional period o f time is terminated, as provided above, the Under- wri ter shall refund any unearned premium. The right to purchase such additional period f o r the discovery o f loss may not be exercised by any State or Federal off ic ia l o r agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business f o r the operation o r f o r the liquidation thereof o r f o r any other p u r - pose. SECTION 15. CENTRAL HANDLING OF SECURITIES Securities included in the systems f o r the central handling o f securities established and maintained by Depository Trust Company, Midwest Depos i - tory Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent o f the Insured's interest therein as e f f e c - tive by the making o f appropriate entries on the books and records o f such Corporations shall be deemed to be Property. The words "Employee" and "Employees" shall be deemed to include the of f icers , partners, clerks and other employees o f the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and o f the above named Corporations, and o f any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and any e m - ployee o f any recognized service company, while such of f icers , partners, clerks and other employ - ees and employees o f service companies p e r - fo rm services f o r such Corporations in the o p - eration o f such systems. For the purpose o f the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis. The Underwriter shall not be liable on account o f any loss(es) in connection with the central handling o f securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess o f the amount(s) r ec o v - erable or recovered under any Bond or Policy i f insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only f o r the Insured's share o f such excess loss(es), but in no event f o r more than the Limit o f Liability applicable hereunder. For the purpose o f determining the Insured's share o f excess loss(es) it shall be deemed that the Insured has an interest in any certificate r e - presenting any security included within such sy s - tems equivalent to the interest the Insured then has in all certificates representing the same secu- rity included within such systems and that such Corporation shall use their best judgment in a p - portioning the amount(s) recoverable o r r ec ov - ered under any Bond or Policy o f insurance i n - demnifying such Corporations against such loss(es) in connection with the central handling o f securities within such systems among all those having an interest as recorded by appropriate e n - tries in the books and records o f such Corpora - tions in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the r a - tio that the value o f each such interest bears to the total value o f all such interests and that the Insured's share o f such excess loss(es) shall be the amount o f the Insured's interest in such P rop - erty in excess o f the amount(s) so apportioned to the Insured by such Corporations. This Bond does not a f ford coverage in favor o f such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems f o r the central handling o f securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account o f any loss(es) within the systems, an assignment o f such o f the In - sured's rights and causes o f action as it may have against such Corporations or Exchanges shall to the extent o f such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided f o r herein.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 11 (Ed. 08/15) (Page 13 o f 13) SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED I f more than one corporation, co-partnership or person or any combination o f them be included as the Insured herein: (a) the total liability o f the Underwriter hereunder f o r loss or losses sustained by any one or more or all o f them shall not exceed the limit f o r which the Underwriter would be liable hereunder i f all such loss were sustained by any one o f them. (b) the one f i rs t named herein shall be deemed authorized to make, adjust and receive and enforce payment o f all claims hereunder and shall be deemed to be the agent o f the others f o r such purposes and f o r the giving or r e - ceiving o f any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named In - vestment Company with a copy o f the Bond and with any amendment thereto, together with a copy o f each formal filing o f the s e t - tlement o f each such claim prior to the e x - ecution o f such settlement, (c) the Underwriter shall not be responsible f o r the proper application o f any payment made hereunder to said f i rs t named Insured, (d) knowledge possessed or discovery made by any partner, o f f i ce r o r supervisory Employee o f any Insured shall f o r the purpose o f S ec - tion 4 and Section 1 3 o f this Bond constitute knowledge o r discovery by all the Insured, and (e) i f the f i rs t named Insured ceases f o r any rea - son to be covered under this Bond, then the Insured next named shall thereafter be c o n - sidered as the f i rs t named Insured f o r the purposes o f this Bond. SECTION 17. NOTICE AND CHANGE OF CONTROL Upon the Insured's obtaining knowledge o f a transfer o f its outstanding voting securities which results in a change in control (as set fo r th in Section 2(a) (9) o f the Investment Company Act o f 1940) o f the Insured, the Insured shall within th i r - ty (30) days o f such knowledge give wri tten n o - tice to the Underwriter setting forth: (a) the names o f the transferors and transferees (or the names o f the beneficial owners i f the voting securities are requested in another name), and (b) the total number o f voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and (c) the total number o f outstanding voting securi - ties. As used in this section, control means the power to exercise a controlling influence over the man- agement or Policies o f the Insured. Failure to give the required notice shall result in termination o f coverage o f this Bond, ef fect ive upon the date o f stock transfer f o r any loss in which any transferee is concerned or implicated. Such notice is not required to be given in the case o f an Insured which is an Investment C o m - pany. SECTION 18. CHANGE OR MODIFICATION This Bond or any instrument amending or e f f e c - ting same may not be changed or modified orally. No changes in or modification thereof shall be ef fective unless made by wri t ten Endorsement issued to fo rm a part hereof over the signature o f the Underwriter's Authorized Representative. When a Bond covers only one Investment C o m - pany no change or modification which would ad - versely af fect the rights o f the Investment C o m - pany shall be effective pr ior to 6 0 days af ter wri tten notification has been furnished to the S e - curities and Exchange Commission, Washington, D.C. by the Insured o r by the Underwriter. I f more than one Investment Company is named as the Insured herein, the Underwriter shall give wri t ten notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 6 0 days pr ior to the ef fect ive date o f any change or modification which would adversely af fect the rights o f such Investment Company.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 88 01 10 11 (Page 1 of 1) FI 88 01 10 11 FORMS AND RIDERS SCHEDULE It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond: Form No. / Edition Date Added * or Date Deleted Form Description Rider No. (if applicable) FI7510 11-16 Investment Company Bond Dec Page FI7511 08-15 Investment Company Bond Insuring Agreements SRF9808 08-95 Rider - Joint Insured 1 FI7344 08-15 General Rider - EXCLUDE ALL NON-FUNGIBLE TOKENS 2 FI7504 08-15 Newly Created Investment Companies 3 FI7506 08-15 Insuring Agreement (L) Computer Systems 4 FI7507 08-15 Insuring Agreement (M) Automated Phone Systems 5 FI7345 08-15 Confidential Information And Data Breach Clarifying Rider 6 FI7339 06-14 Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion 7 FI7340 08-15 Economic And Trade Sanctions Clause FI7341 04-17 In-Witness Clause IL7429 10-21 New York - Global Sanction Endorsement * If not at inception

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 SRF 98 08 08 95 (Page 1 of 2) RIDER NO. 1 To be attached to and form part of Investment Company Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust Joint Insured 1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following: VanEck Africa Index ETF VanEck Agribusiness ETF VanEck BDC Income ETF VanEck Biotech ETF VanEck Brazil Small-Cap ETF VanEck CEF Muni Income ETF VanEck China Bond ETF VanEck ChiNext ETF VanEck CLO ETF VanEck CMCI Commodity Strategy ETF VanEck Commodity Index Subsidiary VanEck Commodity Strategy ETF VanEck Commodity Strategy Subsidiary VanEck Digital India ETF VanEck Digital Transformation ETF VanEck Durable High Dividend ETF VanEck Dynamic High Income ETF VanEck Emerging Markets High Yield Bond ETF VanEck Energy Income ETF VanEck Environmental Services ETF VanEck Ethereum Strategy ETF VanEck Fallen Angel High Yield Bond ETF VanEck Gaming ETF VanEck Gold Miners ETF VanEck Green Bond ETF VanEck Green Infrastructure ETF VanEck Green Metals ETF VanEck High Yield Muni ETF VanEck HIP Sustainable Muni ETF VanEck IG Floating Rate ETF VanEck India Growth Leaders ETF VanEck Indonesia Index ETF VanEck Inflation Allocation ETF VanEck Real Asset Allocation Subsidiary VanEck Intermediate Muni ETF VanEck International High Yield Bond ETF VanEck Israel ETF

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 SRF 98 08 08 95 (Page 2 of 2) VanEck J.P. Morgan EM Local Currency Bond ETF VanEck Junior Gold Miners ETF VanEck Long Muni ETF VanEck Long/Flat Trend ETF VanEck Low Carbon Energy ETF VanEck Moody's Analytics BBB Corporate Bond ETF VanEck Moody's Analytics IG Corporate Bond ETF VanEck Morningstar ESG Moat ETF VanEck Morningstar Global Wide Moat ETF VanEck Morningstar International Moat ETF VanEck Morningstar SMID Moat ETF VanEck Morningstar Wide Moat ETF VanEck Morningstar Wide Moat Growth ETF VanEck Morningstar Wide Moat Value ETF VanEck Mortgage REIT Income ETF VanEck Natural Resources ETF VanEck Office and Commercial REIT ETF VanEck Oil Refiners ETF VanEck Oil Services ETF VanEck Pharmaceutical ETF VanEck Preferred Securities ex Financials ETF VanEck Rare Earth and Strategic Metals ETF VanEck Retail ETF VanEck Robotics ETF VanEck Russia ETF VanEck Russia Small-Cap ETF VanEck Semiconductor ETF VanEck Short High Yield Muni ETF VanEck Short Muni ETF VanEck Social Sentiment ETF VanEck Steel ETF VanEck Uranium and Nuclear ETF VanEck Video Gaming and eSports ETF VanEck Vietnam ETF VanEck Muni ETF VanEck Fabless Semiconductor ETF 2. This rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 73 44 08 15 (Page 1 of 1) FI 73 44 08 15 RIDER NO. 2 EXCLUDE ALL NON-FUNGIBLE TOKENS To be attached to and form part of Investment Company Bond Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust This Rider amends Section 2. Exclusions to include the following: 1. It is agreed that this Policy does not afford coverage under any of the Insuring Agreements for any loss, damage, claim, occurrence, or suit arising out of, in whole or in part, or in any way related to, any Non- Fungible Token. All coverage for Non-Fungible Tokens is excluded from all Insuring Agreements. 2. Section 1. Definitions is amended to include: Non-Fungible Token, also known as "NFT," means any unique digital identifier connected to any digital ledger technology which may be used to certify authenticity or ownership of anything, including but not limited to any digital, tangible, or intangible item, but cannot be substituted or exchanged for any similar item. However, the definition of Non-Fungible Token does not mean or include Cryptocurrency. The title and any headings in this endorsement are solely for your convenience and form no part of the terms and conditions of coverage. 3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein. 4. This Rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 04 08 15 (Page 1 of 1) FI 75 04 08 15 RIDER NO. 3 NEWLY CREATED INVESTMENT COMPANIES To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust It is agreed that: 1. Item 1. Named of Insured on the Declarations Page shall include any existing Investment Company or portfolios which are not listed under the Joint Insured Rider of the attached bond. It shall also include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter, following the end of the Bond Period, a list of all newly created portfolios and copies of any prospectuses and statements of additional information relating to such newly created Investment Companies or portfolios unless said prospectus and statements of additional information have been previously submitted. Following the end of the Bond Period, any newly created Investment Company or portfolio created during the Bond Period, will continue to be an Insured only if the Underwriter is notified as set forth in the above paragraph, the information required herein is provided to the Underwriter, and the Underwriter acknowledges the addition of such newly created Investment Company or portfolio to the bond by a Rider of this bond. 2. It is further agreed that the following definition is added to Conditions and Limitations - Section 1. Definitions: (g) Newly created Investment Company or portfolio shall mean any Investment Company or portfolio for which registration with the SEC has been declared. 3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 4. This Rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 06 08 15 (Page 1 of 3) FI 75 06 08 15 RIDER NO. 4 INSURING AGREEMENT (L) COMPUTER SYSTEMS To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: INSURING AGREEMENT (L) - COMPUTER SYSTEMS Loss resulting directly from a fraudulent (1) entry of data into, or (2) change of data elements or programs within a Computer System; provided that fraudulent entry or change causes (a) Property to be transferred paid or delivered, (b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or (c) an unauthorized account or a fictitious account to be debited or credited; (3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to: (a) cause the Insured or its agent(s) to sustain a loss, and (b) obtain financial benefit for that individual or for other persons intended by that individual to receive a financial benefit, (c) and further provided such voice instructions or advices: (i) were made by a person who purported to represent an individual authorized to make such voice instructions or advices; and (ii) were electronically recorded by the Insured or its agent(s). (4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 06 08 15 (Page 2 of 3) SCHEDULE OF SYSTEMS Any System Utilized by the Insured 2. As used in this Rider, Computer System means: (a) computers with related peripheral components, including storage components, wherever located, (b) systems and applications software, (c) terminal devices, (d) related communication networks or customer communication systems, and (e) related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved. 3. In addition to the Exclusions in the attached bond, the following Exclusions are applicable to this Insuring Agreement: (a) loss resulting directly or indirectly from the theft of confidential information, material or data: and (b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System. 4. The following portions of the attached bond are not applicable to this Rider: (a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period." (b) Conditions and Limitations - Section 9. Non-Reduction and Non-Accumulation of Liability and Total Liability (c) Conditions and Limitations - Section 10. Limit of Liability 5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force. 6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss. 7. The Limit of Liability for the coverage provided by this Rider shall be $ 2,500,000. 8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $ 5,000. (herein called the Deductible Amount) but not in excess of the Limit of Liability stated above. 9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage. 10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 06 08 15 (Page 3 of 3) (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider. The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured. 11. Conditions and Limitations - Section 4. Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence: Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions of advices. 12. Notwithstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy. 13. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 14. This Rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 07 08 15 (Page 1 of 2) FI 75 07 08 15 RIDER NO. 5 INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS To be attached to and form part of INVESTMENT COMPANY BOND, Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust It is agreed that: 1. The attached bond is hereby amended by adding to it an additional Insuring Agreement as follows: INSURING AGREEMENT (M) AUTOMATED PHONE SYSTEMS Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the bond. 1. Definitions: The following terms as used in this Insuring Agreement shall have the following meanings: (a) "APS Transaction" means any APS Redemption, APS Exchange or APS Election. (b) "APS Redemption" means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. (c) "APS Election" means any election concerning dividend options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. (d) "APS Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. (e) "APS Designated Procedures" means all of the following procedures: (1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption. (2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of telephone keypad in the course of such a request, and the records shall be retained for at least six months.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 75 07 08 15 (Page 2 of 2) (a) Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks (b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no loss than 85 percent. (3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN") (a) Limited Attempts to Enter PIN: IF the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS Transaction. (5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: Bank of New York Mellon 2. Exclusions: It is further understood and agreed that this extension shall not cover: (a) Any loss covered under Insuring Agreement (A) Fidelity, of this bond; (1) The redemption of shares, where the proceeds of such redemption are made payable to other-than (i) the shareholder of record, or (ii) a person officially Designated to receive redemption proceeds, or (iii) a bank account officially Designated to receive redemption proceeds, or (2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been (i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty(30) days prior to such redemption, or (ii) officially Designated, or (iii) verified by any other procedures which may be stated below in this Rider, or (3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or (4) the Intentional failure to adhere to one or more APS Designated Procedures. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 73 45 08 15 (Page 1 of 1) FI 73 45 08 15 RIDER NO. 6 CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER To be attached to and form part of Investment Company Bond Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust It is agreed that: 1. CONDITIONS AND LIMITATIONS, Section 2. Exclusions is amended to include: Confidential Information: Loss resulting from: a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information. For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be properly transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer. b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information. Data Breach Costs: Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions and limitations, or provisions of the attached bond other than as above stated. 3. This Rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 73 39 06 14 (Page 1 of 1) FI 73 39 06 14 RIDER NO. 7 VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION To be attached to and form part of Investment Company Bond Bond No. FS 5544756 18 00 In favor of VanEck ETF Trust This Rider amends the section entitled "Exclusions": This bond does not cover: 1. Loss of virtual or on-line peer to peer mediums of exchange. 2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein. 3. This Rider shall become effective as of 12:01 a.m. on 06/30/2024 standard time.

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 7 3 4 0 (Ed. 08/15) THIS RIDER CHANGES YOUR BOND. PLEASE READ IT CAREFULLY. ECONOMIC AND TRADE SANCTIONS CLAUSE This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us f rom providing insurance. FI 7 3 4 0 (Ed. 08/15)

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 FI 73 41 04 17 In Witness Clause In Witness Whereof, we have caused this Financial Institution Bond to be executed and attested, and, if required by state law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative. PRESIDENT SECRETARY FI 73 41 04 17 Copyright Great American Insurance Co., 2009 (Page 1 of 1)

R * B0 * 06/17/2024 * FS 5544756 18 00 Great American Insurance Company 019630 IL 74 29 (Ed. 10/21) THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY. NEW YORK GLOBAL SANCTION ENDORSEMENT Notwithstanding any other provision of this Policy, this insurance cannot provide coverage and the Insurer shall not be liable to pay any claim or provide any benefit under this Policy to the extent that the provision of such coverage or benefit, or the payment of such claim, would violate, conflict with, or expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or any applicable economic or financial sanctions law or regulations including, but not limited to, of the United States of America, European Union, United Kingdom, or Canada. IL 74 29 (Ed. 10/21)

EXHIBIT B CONSIDERATION OF INSURANCE COVERAGE RESOLVED: That the Trustees and the Trustees that are not “interested persons” of the Trust (“Independent Trustees”) separately, having given due consideration to the value of the aggregate assets of all series of the Trust (the “Funds”) to which the officers and employees of the Trust have access, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the portfolios of the Funds and other relevant factors hereby determine that: 1. the form of fidelity bond covering the Trust, which was previously approved by the Board, will provide reasonable coverage for the Funds; 2. coverage in an amount as discussed at the Meeting under such fidelity bond will provide reasonable coverage for the Funds; 3. payment by the Funds of their allocable share of the premium of said bond, in proportion to their respective total assets, is fair and reasonable; and 4. the approval of the joint coverage reflected in the foregoing is conditioned upon the agreement by and among the Funds to share in the proceeds of any payment required under said bond in the event that a Fund incurs a loss arising out of the same event, on the following basis: first, up to the minimum coverage required for that Fund, under Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Fund incurring a loss; and further RESOLVED: That the Secretary or the Treasurer of the Trust is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1 under the 1940 Act, which filing shall be effected as soon as practicable after this Meeting; and further RESOLVED: That the appropriate officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval; and further RESOLVED: That, after having considered all relevant factors, the Directors & Officers Errors and Omissions Liability Insurance Policy and excess policies in the forms and amounts discussed at the Meeting covering the Trust and the Trustees and officers of the Trust, against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Trust is determined to be in the best interests of the Funds and is hereby approved; and further

RESOLVED: That each policy’s premium be allocated among the Funds in a manner consistent with Rule 17d-1 under the 1940 Act; and further RESOLVED: That the share of the proposed premium to be allocated to each Fund for each policy is fair and reasonable based upon such Fund’s proportionate share of the sum of the premiums that would have been paid if such policy were purchased separately by each Fund; and further RESOLVED: That by the form of this resolution, each Fund hereby agrees that in the event recovery is received under the policy as a result of a loss sustained by any Fund and one or more other Funds, such Fund shall receive an equitable and proportionate share of the recovery; and further RESOLVED: That the appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver any and all documents and to do any and all acts, in the name of and on behalf of the Trust, as such officers, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.

EXHIBIT C JOINT INSURED AGREEMENT WHEREAS, Market Vectors ETF Trust (the "Trust") is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and WHEREAS, the Trust consists of the portfolios set forth on Schedule A attached hereto (each a “Fund” and together, the “Funds”) (as may be amended from time to time); and WHEREAS, each Fund is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering each Fund; and WHEREAS, the Board of Trustees of the Trust, including a majority of those Trustees who are not "interested persons" (as that term is defined by the 1940 Act) of the Trust, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond; NOW, THEREFORE, each Fund hereby agrees as follows: 1. Each Fund will pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage that the party's net assets bears to the aggregate net assets of all the insured parties. 2. In the event recovery is received under the joint insured fidelity bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery on the following basis: first, up to the minimum coverage required for that Fund under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimum incurred by each Fund incurring a loss. Dated as of: June 18, 2009 Each Fund of the Market Vectors ETF Trust (as set forth in Schedule A attached hereto) By: /s/ Joseph J. McBrien Joseph J. McBrien Senior Vice President and Secretary

2 SCHEDULE A1 (as of July 5, 2024) Each series of VanEck ETF Trust2 that currently has shares outstanding. 1 Effective September 1, 2021, “Vectors” was removed from the name of the majority of the funds. Effective May 1, 2016, Market Vectors ETF Trust changed its name to VanEck Vectors ETF Trust. 2 Any wholly owned subsidiary of a series of VanEck ETF Trust will also be covered under the joint insured fidelity bond.

EXHIBIT D I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 for the registrant insured under Great American Insurance Company, Bond No. 5544756-18-00. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application. The results of the analysis are as follows: Registrant Asset value Required Limit VanEck ETF Trust $77.18 billion $2,500,000 As you are aware, the limit under the current bond is $2,500,000. Therefore, according to these calculations, the bond amount is sufficient to meet requirements of Rule 17g-1. Sincerely, /s/ Lawrence G. Altadonna Vice President and Treasurer VanEck ETF Trust